CORRESP

Confidential Treatment Requested by Spire Corporation as to Certain Information Contained in this Letter and Filed Separately with the Securities and Exchange Commission.

August 25, 2006

BY EDGAR

Securities and Exchange Commission
100 F Street, N.E., Mail Stop 6010
Washington, D.C.  20549

Attn:	Martin James
Senior Assistant Chief Accountant

	Re:	Spire Corporation
Form 10-KSB for Fiscal Year Ended December 31, 2005
Filed March 21, 2006
File No. 0-12742

Dear Mr. James:

This letter is submitted on behalf of Spire Corporation (the “Company” or “Spire”) in response to the comments of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission” or “SEC”) with respect to the Company’s Form 10-KSB for the fiscal year ended December 31, 2005, filed on March 21, 2006 (the “Form 10-KSB”), as set forth in a letter dated August 11, 2006 to Roger G. Little (the “Comment Letter”).

For reference purposes, the text of the Comment Letter has been reproduced herein with responses below each numbered comment.  For your convenience, we have italicized the reproduced Staff comments from the Comment Letter and we have bolded the headings of our responses thereto.

Form 10-K for Fiscal Year Ended December 31, 2005

Consolidated Financial Statements, Page 24

Note 9.  Sales of Licenses, page 39

Comment No. 1

We note your disclosure relating to the consortium agreement with Nisshinbo Industries and the manner in which you recognized the income related to the arrangement.  Please address the following:

•                  Explain to us how you concluded that it was appropriate to recognize as a gain $3.32 million of the upfront fee upon receipt and explain your rationale for the allocation of the amount received between the fair values of the license and royalties.  Cite the accounting literature on which you relied.

•                  Tell us how you considered the guidance in Question 1 to SAB Topic 13A-3f in concluding on the appropriate accounting for the agreement.

•                  Tell us how you concluded that the events that occurred in May and June 2005 relating to this agreement represented a discrete earnings event or the culmination of an earnings process.

•                  Since we note that pursuant to the agreement you are transferring developing technology and that you are required to continue to provide Nisshinbo with periodic updates on every incremental improvement you have made in the state of the technology and share information on gains made in know-how in the preceding year, please explain how you concluded that you have met your delivery obligations and the delivery and performance criteria outlined in SAB Topic 13A.

Response to Comment No. 1

Point 1:  Explain to us how you concluded that it was appropriate to recognize as a gain $3.32 million of the upfront fee upon receipt and explain your rationale for the allocation of the amount received between the fair values of the license and royalties.  Cite the accounting literature on which you relied.

In determining the appropriateness to recognize as a gain $3.32 million of the upfront fee received from Nisshinbo Industries, Inc. (“Nisshinbo”) under the Development, Manufacturing and Sales Consortium Agreement (the “Nisshinbo Agreement”), the following were considered and addressed:

A.           Accounting for the Upfront License payment;

B.             Accounting for the continuing [***] Royalty Payments and [***] Royalties due on Equipment Sales; and

C.             Determination of timing of gain recognition.

Spire has researched this matter to determine the appropriate accounting for this transaction utilizing the guidance of SAB 104–Topic 13A-3f and EITF 00-21.  Further, Spire commissioned an industry expert (PV Energy Systems) to provide a valuation analysis of both the value of technology and appropriateness of the royalty rate.

To provide some further background on this transaction, the Nisshinbo Agreement was the second agreement Spire entered into to address the Japanese market, which is the largest solar technology market in the world.  On March 31, 1997, Spire entered into a 5-year

***  Represents text omitted pursuant to a FOIA Confidential Treatment Request.  The omitted material has been filed separately with the Securities and Exchange Commission.

exclusive license with Marubeni Corporation (“Marubeni”) that granted rights to Marubeni to manufacture and sell Spire solar equipment within the Japanese market and to Japanese-owned companies (the “Marubeni Agreement”).  In return, Spire received a 5% royalty on any product sold by Marubeni utilizing Spire technology under the license.  Marubeni engaged Nisshinbo to manufacture solar equipment under a sublicensing arrangement.  As part of that sublicense, Spire was granted a royalty-free license to all technological improvements developed by Nisshinbo.  The Marubeni Agreement was extended for two additional 2-year periods at comparable terms.  Spire recognized approximately $200,000 per annum, as earned, of royalty revenue over the term of this agreement.  The Marubeni Agreement, as extended, expired on May 15, 2005.  The Marubeni Agreement included an 18-month non-compete clause at termination and all access to Spire’s technology was revoked.  Contractually, neither Marubeni nor its manufacturer, Nisshinbo, had the right to manufacture or sell equipment using Spire technology once the license terminated.

On May 26, 2005, Spire and Nisshinbo entered into the Nisshinbo Agreement, which had an effective date of May 16, 2005.  In exchange for an upfront payment of JPY 400 million (approximately $3.7 million US), Spire granted Nisshinbo a semi-exclusive license (other than Spire) to manufacture and sell Spire’s solar module manufacturing equipment on a worldwide basis and waived the 18-month non-compete clause under the Marubeni Agreement.  For the term of the Nisshinbo Agreement, Nisshinbo has restrictions on its ability to assign or sublicense the Spire technology.  In addition, a [***] royalty is due on Spire’s “Existing and Developing Technology” (as defined in the Nisshinbo Agreement) on a net sales basis.  Finally, the Nisshinbo Agreement contains a mechanism to fund future research and development activities with a cost-sharing and royalty arrangement.  The term of the Nisshinbo Agreement is for 10 years, with a final payout by Nisshinbo equal to the past two years of royalty payments on the Existing and Developing Technology.  At the end of the Nisshinbo Agreement or if Nisshinbo prematurely terminates the Nisshinbo Agreement, Nisshinbo receives a fully paid up royalty-free unrestricted non-exclusive license to the Existing and Developing Technology.

Spire determined that SAB No. 104: Topic 13A-3f Non-refundable up-front fees best fit the current transaction with respect to the upfront fee being paid by Nisshinbo.   The SEC staff’s response to Question 1 under this topic gives guidance as to the SEC’s position:

“The staff believes that registrants should consider the specific facts and circumstances to determine the appropriate accounting for nonrefundable upfront fees.  Unless the upfront fee is an exchange for products delivered or services performed that represent the culmination of a separate earnings process, the deferral of revenue is appropriate.”

The basic questions addressed in this SAB were: Is the earnings process complete?  Did the customer get something of value irrespective of any ongoing activities to be delivered by the licensor?  Can the licensee perform the ongoing activities without further participation of the licensor?  The SEC focused on technology sales tied to ongoing research and development (“R&D”)

***  Represents text omitted pursuant to a FOIA Confidential Treatment Request.  The omitted material has been filed separately with the Securities and Exchange Commission.

activities, lifetime membership in a health club and a telecommunications activation fee.  In these cases, the staff did not view the activities completed (associated upfront fees) by the registrants as discrete earnings events.  In each of these examples, the staff deemed it appropriate to defer revenue as the utilization of services/goods was contingent upon the future active participation of the licensor (i.e., providing additional R&D development services or maintaining a club location or service network).

This view is consistent with Example 6 of EITF 00-21 where a biotech company (“BioTech”) enters into a 10-year licensing agreement with a pharmaceutical company (“Pharma”) that includes an exclusive license to market, distribute and manufacture a drug as developed using Biotech’s technology (“Technology A”).  The agreement includes three deliverables: (1) the license; (2) research and development activities; and (3) contract manufacturing.  The conclusion in this example was that the license deliverable did not have stand-alone value to Pharma as the license has no value without the ensuing R&D activities using Technology A.  Technology A needs to be further developed and only Biotech is capable of performing the necessary development work.  The license and R&D activities were determined to have value on a combined basis as Technology A will have value based on Biotech’s continuing efforts.

The grant of a license to Spire’s Existing and Developing Technology to Nisshinbo is a discrete earnings event.  When the “essential information” regarding the equipment covered by Existing and Developing Technology (as defined in the Nisshinbo Agreement) was delivered, the earnings process was completed as Spire had fulfilled its obligation in accordance with the Nisshinbo Agreement.  All essential intellectual information consisting of engineering drawings, design and review folders, specification sheets, data sheets, etc. had previously been delivered by Spire to Nisshinbo in verbal, electronic and written form prior to the recognition of any revenue.  At that point there was not any firm commitment required by either party to perform any services or participate in any other activities outside of the normal, ongoing operations of the two companies and Nisshinbo continued its right to manufacture and sell equipment utilizing Spire’s technology.

Unlike Example 6 in EITF 00-21, this semi-exclusive license has stand-alone value to Nisshinbo.  Nisshinbo has the ability and know-how to continue to manufacture solar module manufacturing equipment utilizing Spire technology (as they have over the last several years) without any further assistance from Spire.  Nisshinbo already has a client base (through Marubeni) to which it sells solar module manufacturing equipment utilizing Spire equipment and has made several enhancements to those offerings.  In fact, Nisshinbo has modified its manufacturing process for the solar Laminator to the point where Spire buys it’s Laminators from Nisshinbo (rather than build them in house) as the price is more advantageous (even with Marubeni’s mark-up).  Nisshinbo requires no continuing involvement from Spire in order to undertake these activities.  However, without a contractual right to the technology, given the proprietary nature of Spire technology embedded in the existing Nisshinbo production line from the prior Marubeni sublicense, Nisshinbo would have been prohibited from manufacturing or selling their existing product line of products even beyond the eighteen month non-compete period of the Marubeni sublicense unless Nisshinbo developed its own revolutionary technology.

Accordingly, based upon the facts and circumstances, Spire concluded a separate earnings process with stand-alone value took place with respect of to the grant of a license to Spire’s technology.

Spire reviewed EITF 00-21 to determine (a) if the elements in the Nisshinbo Agreement should be divided into separate units of accounting, (b) how the consideration should be allocated between the separate units of accounting and (c) the proper revenue recognition for each unit of accounting.  Paragraph No. 9 of EITF 00-21 states:

“In an arrangement with multiple deliverables, the delivered item(s) should be considered a separate unit of accounting if all of the following criteria are met:

a. The delivered item(s) has value to the customer on a standalone basis. That item(s) has value on a standalone basis if it is sold separately by any vendor or the customer could resell the delivered item(s) on a standalone basis. In the context of a customer’s ability to resell the delivered item(s), the Task Force observed that this criterion does not require the existence of an observable market for that deliverable(s).

b. There is objective and reliable evidence of the fair value of the undelivered item(s).

c. If the arrangement includes a general right of return relative to the delivered item, delivery or performance of the undelivered item(s) is considered probable and substantially in the control of the vendor.”

Spire determined that the Nisshinbo Agreement contains multiple elements consisting of (1) the granting of a license to utilize Spire’s technology and (2) the semi-exclusive right to utilize the technology for a period of 10 years.  Spire believes the granting of the license meets the criteria of EITF 00-21 paragraph 9(a), as the license to utilize the technology has value to Nisshinbo on a stand-alone basis.

To determine if there is objective and reliable evidence of the fair value of the undelivered element (the semi-exclusivity rights), Spire engaged an independent expert to perform a valuation analysis of the elements contained in the Nisshinbo Agreement.  The valuation concluded that a [***] royalty payment represented fair value of the undelivered semi-exclusivity rights.  Additional research on comparative agreements indicated that royalty rates for these types of technologies range from 4% to 10%.    Finally, the previous license agreement with an unrelated third party contained a royalty rate of 5%.  Based upon the analysis of this information, management determined that a [***] royalty rate represented the fair value of the undelivered element.

***  Represents text omitted pursuant to a FOIA Confidential Treatment Request.  The omitted material has been filed separately with the Securities and Exchange Commission.

As the stated royalty rate in the Nisshinbo Agreement was [***], management determined that the present value of the incremental [***] should be deferred from the upfront proceeds.  To calculate the proper deferral of revenue, Spire obtained the forecasted sales from Nisshinbo and calculated the present value of the royalty income based upon a [***] royalty rate and a [***] royalty rate.   The result was a deferral of $350,000 from the upfront fee proceeds , which Spire will recognize over the life of the agreement to effect a [***] overall royalty rate.  As the granting of the license represented the culmination of a separate earnings process, as discussed above, the upfront proceeds, net of the deferral, was recorded as “gain on sale of a license” on the consolidated statement of operations for the year ended December 31, 2005.

The Nisshinbo Agreement does not allow Nisshinbo a right of return with respect to either the license or the royalty payments.  Royalty payments are due only after final acceptance by Nisshinbo’s end customers and the Nisshinbo Agreement does not allow the return of upfront fee under any circumstances.

Point 2: Tell us how you considered the guidance in Question 1 to SAB Topic 13A-3f in concluding on the appropriate accounting for the agreement.

Question 1 to SAB Topic 13A-3f was directly considered as guidance for determining if the upfront fee under the Nisshinbo Agreement should be recognized upon the signing of contract or recognized over the term of the license.  Spire determined that Question 1 had a similar but not comparable fact pattern.  The primary difference is Spire was conveying a contractual right of use that did not require its further participation.  Under the prior sublicense agreement, Nisshinbo had acquired the technology know-how and incorporated proprietary Spire technology into its product line.  Upon the expiration of its sublicense, Nisshinbo no longer had the right to utilize Spire’s technology.  For the upfront fee consideration under the Nisshinbo Agreement, Nisshinbo acquired a permanent right to utilize the know-how that it already had in its possession.  Based upon the guidance of SAB No. 104–Topic 13A-3f:

 “The staff believes that registrants should consider the specific facts and circumstances to determine the appropriate accounting for nonrefundable upfront fees.  Unless the upfront fee is an exchange for products delivered or services performed that represent the culmination of a separate earnings process, the deferral of revenue is appropriate.”

It is Spire’s belief that a separate earnings process was complete as Nisshinbo was purchasing access to utilize technology it already had in its possession; therefore, recognition of the gain on the sale was appropriate.

***  Represents text omitted pursuant to a FOIA Confidential Treatment Request.  The omitted material has been filed separately with the Securities and Exchange Commission.

Point 3: Tell us how you concluded that the events that occurred in May and June 2005 relating to this agreement represented a discrete earnings event or the culmination of an earnings process.

As discussed above, Nisshinbo already possessed the technological know-how and expertise to manufacture solar module manufacturing equipment.  The Nisshinbo Agreement provides Nisshinbo the ability to utilize this technology.  The “essential information and technology” meeting was completed in June 2005, at which point Spire had no future contractual obligations, the earnings process was complete, the appropriate revenue recognition was determined and the resulting gain was recorded.

Point 4: Since we note that pursuant to the agreement you are transferring developing technology and that you are required to continue to provide Nisshinbo with periodic updates on every incremental improvement you have made in the state of the technology and share information on gains made in know-how in the preceding year, please explain how you concluded that you have met your delivery obligations and the delivery and performance criteria outlined in SAB Topic 13A.

Nisshinbo purchased the technology and rights with no future contractual obligations on the part of Spire.  To participate in any future development of the Developing Technology would require the payment of additional funds and the consent of Spire to participate. Spire has the option to decline any Nisshinbo offer or request to develop technology.

Spire is active in the solar equipment market and continues to sell and develop solar equipment.  Much of the Developing Technology was the result of R&D conducted by Spire that has not been customized for specific commercial customers.  As market conditions change or Spire receives a request from a customer of its own, Spire may seek to further develop the technology, but it does not have any obligation to Nisshinbo to further develop any of the Developing Technology.  Such development would produce a separate revenue event.

Nisshinbo has rights under the Nisshinbo Agreement to participate in Spire R&D (Developing, New and/or Revolutionary) efforts on a going-forward basis.  Nisshinbo can request Spire to further develop a technology but Nisshinbo must (a) share in the costs of these development efforts equally with Spire (and thereafter have joint ownership), (b) choose to partially contribute or (c) choose not to participate at all.  Spire at its sole discretion may accept or decline Nisshinbo’s request to develop a technology.

*          *          *          *          *

In connection with the Company’s responses contained in this letter, the Company acknowledges that:

•                  The Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•                  staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•                  the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you should have any questions about this letter, please do not hesitate to call the undersigned at (781) 275-6000.

Sincerely,

/s/ Christian Dufresne

Christian Dufresne
Chief Financial Officer